FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

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This announcement contains inside information

28 February 2017 07:00 GMT

FDA APPROVES ONCE-DAILY QTERN (DAPAGLIFLOZIN AND SAXAGLIPTIN) TABLETS FOR ADULTS WITH TYPE-2 DIABETES

Qtern fixed-dose combination will provide an additional oral medicine option for patients taking Farxiga (dapagliflozin) to improve blood sugar level

AstraZeneca today announced that the US Food and Drug Administration (FDA) has approved once-daily Qtern (10mg dapagliflozin and 5mg saxagliptin) for the treatment of type-2 diabetes. The new medicine is indicated as an adjunct to diet and exercise to improve glycaemic (blood sugar level) control in adults with type-2 diabetes who have inadequate control with dapagliflozin (10mg) or who are already treated with dapagliflozin and saxagliptin.

Elisabeth Björk, Vice President, Head of Cardiovascular and Metabolic Diseases, Global Medicines Development at AstraZeneca, said: "Type-2 diabetes is a complex disease that is at epidemic proportions, affecting more than 29 million people in the US alone. The approval of Qtern is good news for patients who may benefit from improved glycaemic control by adding a DPP-4 inhibitor to a SGLT-2 inhibitor in a convenient once-daily tablet."

SGLT-2 inhibitors help patients achieve improved glycaemic control by reducing the reabsorption of glucose from the blood and enabling its removal via the urine. SGLT-2 inhibitors, including Farxiga (dapagliflozin), have demonstrated reductions in HbA1c and have also been shown to reduce weight and blood pressure. DPP-4 inhibitors reduce blood glucose as measured by HbA1c.

About Qtern
Qtern combines two anti-hyperglycaemic agents with complementary mechanisms of action in a once-daily tablet: Dapagliflozin, a sodium-glucose cotransporter 2 (SGLT-2) inhibitor; and saxagliptin, a dipeptidyl peptidase-4 (DPP-4) inhibitor. The FDA approved Qtern based on data from a 24-week, Phase III, multi-centre, randomised, double-blind, placebo-controlled trial (n=315) designed to evaluate the efficacy and safety of saxagliptin added to dapagliflozin in adult patients with type-2 diabetes who experienced inadequate glycaemic control (HbA1c ≥7% to ≤10.5%) with metformin (≥1,500mg per day). The safety of combined use of dapagliflozin and saxagliptin has been evaluated in a pooled safety analysis (N=1,169; 492 treated with Qtern) of three Phase III placebo-controlled clinical trials for up to 52 weeks.

About AstraZeneca in Diabetes
AstraZeneca is pushing the boundaries of science with the goal of developing life-changing medicines that aim to reduce the global burden and complications of diabetes. As a core therapy area for the company, we are focusing our research and development efforts on diverse populations and patients with significant co-morbidities, such as cardiovascular disease, obesity, non-alcoholic steatohepatitis (NASH), and chronic kidney disease.

Our commitment to diabetes is exemplified by the depth and breadth of our global clinical research programme. This commitment is advancing understanding of the treatment effects of our diabetes medicines in broad patient populations, as well as exploring combination product approaches to help more patients achieve treatment success earlier in their disease progression. Our ambition is to reduce the long-term impact of diabetes.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
Date: 28 February 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary